Exhibit 99.1
POSCO
Non-Consolidated Financial Statements
December 31, 2008

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have audited the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of December 31, 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year ended December 31, 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit. The accompanying non-consolidated financial statements of the Company as of December 31, 2007, were audited by other auditors, whose report thereon dated February 11, 2008, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations, appropriation of its retained earnings, the changes in its equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The following matters may be helpful to the readers in their understanding of the financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
Seoul, Korea
February 9, 2009

This report is effective as of February 9, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
As of December 31, 2008 and 2007

(in millions of Won)	2008		2007

Assets
Current assets
Cash and cash equivalents (note 3)	~~W~~	941,687	691,034
Short-term financial instruments (note 3)		1,524,598	1,443,301
Trading securities (note 6)		1,236,185	1,239,290
Current portion of held-to-maturity securities (note 7)		20,000	191,995
Trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		3,228,679	1,894,850
Inventories (note 5)		6,415,601	3,221,279
Other accounts receivable, net of allowance for doubtful accounts (note 4)		278,301	48,777
Other current assets (note 11)		48,173	37,369

Total current assets		13,693,224	8,767,895

Property, plant and equipment at cost (notes 8 and 31)		36,504,565	33,881,421
Less accumulated depreciation		(22,038,647)	(20,679,772)

Property, plant and equipment, net		14,465,918	13,201,649

Investment securities, net (note 7)		8,625,939	8,163,413
Intangible assets, net (notes 9 and 31)		170,095	211,975
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		4,154	19,364
Long-term financial instruments (note 3)		40	47
Other long-term assets, net of allowance for doubtful accounts (note 11)		74,083	128,455

Total non-current assets		23,340,229	21,724,903

Total assets	~~W~~	37,033,453	30,492,798

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Balance Sheets
As of December 31, 2008 and 2007

(in millions of Won)	2008		2007

Liabilities
Trade accounts payable	~~W~~	1,108,856	632,047
Short-term borrowings (note 12)		340,827	81,293
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		203,641	432,134
Accrued expenses		139,494	87,949
Other accounts payable (note 30)		694,681	599,166
Withholdings		40,042	27,131
Income tax payable		1,628,262	823,723
Deferred income tax liabilities (note 27)		90,307	96,673
Other current liabilities (note 15)		37,088	31,690

Total current liabilities		4,283,198	2,811,806

Long-term debt, net of current portion and discount on debentures issued (note 13)		4,584,681	2,240,879
Accrued severance benefits, net (note 14)		260,368	225,405
Deferred income tax liabilities (note 27)		36,533	557,749
Other long-term liabilities		85,016	153,727

Total non-current liabilities		4,966,598	3,177,760

Total liabilities		9,249,796	5,989,566

Shareholders’ Equity
Capital stock (note 19)		482,403	482,403
Capital surplus		4,291,355	4,128,839
Capital adjustments (note 21)		(2,502,014)	(2,715,964)
Accumulated other comprehensive income		51,790	839,727
Retained earnings (note 22)		25,460,123	21,768,227

Total shareholders’ equity		27,783,657	24,503,232

Total liabilities and shareholders’ equity	~~W~~	37,033,453	30,492,798

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the years Ended December 31, 2008 and 2007

(in millions of Won except per share amounts)	2008		2007

Sales (note 31)	~~W~~	30,642,409	22,206,685
Cost of goods sold (note 24)		22,706,984	16,606,087

Gross profit		7,935,425	5,600,598
Selling and administrative expenses (note 25)		1,395,366	1,292,323

Operating profit		6,540,059	4,308,275

Non-operating income
Interest income		191,086	126,423
Dividend income		95,382	59,058
Gain on valuation of trading securities		16,185	9,290
Gain on disposal of trading securities		52,923	55,046
Gain on disposal of property, plant and equipment		11,970	13,160
Gain on valuation of derivatives		17,985	301
Gain on disposal of derivatives transactions (note 17)		1,356	13,380
Gain on foreign currency transactions		827,198	80,365
Gain on foreign currency translation		71,476	3,857
Equity in earnings of equity method accounted investments (note 7)		399,436	605,844
Reversal of allowance for doubtful accounts		7,655	—
Gain on disposal of other long-term assets		29,336	9,950
Reversal of stock compensation expense (note 18)		55,155	—
Others		102,425	72,273

		1,879,568	1,048,947

Non-operating expenses
Interest expense		143,160	103,324
Other bad debt expense		4,892	5,448
Loss on foreign currency transactions		987,361	89,859
Loss on foreign currency translation		694,011	58,840
Donations		112,856	150,543
Loss on disposal of property, plant and equipment		67,191	59,287
Loss on disposal of derivatives transactions (note 17)		526	5,742
Equity in losses of equity method accounted investments (note 7)		422,784	33,343
Loss on sales of accounts and notes receivable		8,829	10,550
Loss on impairment of investments (note 7)		96,785	—
Others		51,702	48,277

		2,590,097	565,213

Income before income taxes		5,829,530	4,792,009
Income tax expense (note 27)		1,382,597	1,112,578

Net income	~~W~~	4,446,933	3,679,431

Basic earnings per share (note 29)	~~W~~	58,905	48,444

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Appropriation Retained Earnings
For the years Ended December 31, 2008 and 2007
(Dates of Appropriations : February 27, 2009 and February 22, 2008
for the years ended December 31, 2008 and 2007, respectively)

(in millions of Won)	2008		2007

Retained earnings before appropriation
Unappripriated retained earnings carried over from prior year	~~W~~	230,611	160,767
Interim dividends (note 23)		(188,485)	(189,541)
Dividends (ratio) per share
~~W~~2,500 (50%) in 2008,
~~W~~2,000 (50%) in 2007
Net income		4,446,933	3,679,431

		4,489,059	3,650,657

Transfer from discretionary reserve
Reserve for technology and human resource development		351,667	373,333

Appropriations of retained earnings
Cash dividends (note 23)		574,274	566,552
Dividends (ratio) per share
~~W~~7,500 (150%) in 2008
~~W~~7,500 (150%) in 2007
Appropriated retained earnings for business expansion		3,800,000	3,000,000
Appropriated retained earnings for dividends		228,828	226,827

		4,603,102	3,793,379

Unappropriated retained earnings carried forward to subsequent year	~~W~~	237,624	230,611

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2008 and 2007

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(1,670,690)	~~W~~	301,463	~~W~~	18,743,894	~~W~~	21,791,658
Cumulative effect of changes in accounting policy (note 34)		—		2,468		—		(2,468)		—		—
Year-end dividends		—		—		—		—		(465,557)		(465,557)
Net income		—		—		—		—		3,679,431		3,679,431
Interim dividends		—		—		—		—		(189,541)		(189,541)
Changes in capital surplus of equity method accounted investments		—		16,552		—		—		—		16,552
Acquisition of treasury stock		—		—		(1,291,363)		—		—		(1,291,363)
Disposal of treasury stock		—		175,231		246,089		—		—		421,320
Gain on valuation of avilable-for-sale securities, net		—		—		—		381,722		—		381,722
Changes in capital adjustment arising from equity method accounted investments		—		—		—		159,010		—		159,010

Balance as of December 31, 2007	~~W~~	482,403	~~W~~	4,128,839	~~W~~	(2,715,964)	~~W~~	839,727	~~W~~	21,768,227	~~W~~	24,503,232

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2008	~~W~~	482,403	~~W~~	4,128,839	~~W~~	(2,715,964)	~~W~~	839,727	~~W~~	21,768,227	~~W~~	24,503,232
Year-end dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		4,446,933		4,446,933
Interim dividends		—		—		—		—		(188,485)		(188,485)
Changes in capital surplus of equity method accounted investments		—		40,578		—		—		—		40,578
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Disposal of treasury stock		—		121,938		250,782		—		—		372,720
Loss on valuation of avilable-for-sale securities, net		—		—		—		(1,140,947)		—		(1,140,947)
Changes in capital adjustment arising from equity method accounted investments		—		—		—		353,010		—		353,010

Balance as of December 31, 2008	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the years Ended December 31, 2008 and 2007

(in millions of Won)	2008		2007

Cash flows from operating activities
Net income	~~W~~	4,446,933	3,679,431

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,908,805	1,720,991
Accrual of severance benefits		221,748	132,373
Gain on valuation of trading securities		(16,185)	(9,290)
Gain on disposal of trading securities		(52,923)	(55,046)
Loss (gain) on disposal of investments, net		(13,882)	7,620
Loss on disposal of property, plant and equipment, net		55,221	46,127
Gain on valuation of derivatives		(17,985)	(301)
Equity in earnings of equity method accounted investments, net		23,348	(572,501)
Stock compensation expense, net		(55,155)	123,881
Loss on foreign currency translation, net		618,739	56,797
Loss on disposal of notes receivable		8,829	10,550
Provision for (reversal of) allowance for doubtful accounts, net		(2,762)	14,399
Loss on impairment of investments		96,785	—
Other employee benefit		60,352	66,824
Interest expense		6,396	3,130
Interest income		(2,423)	(2,884)
Loss on valuation of inventories		4,003	—
Others, net		4,001	(6,794)

		2,846,912	1,535,876

Changes in operating assets and liabilities
Trade accounts and notes receivable		(1,341,169)	(101,096)
Other accounts and notes receivable		(234,489)	38,966
Accrued income		(3,653)	(14,295)
Prepaid expenses		(2,789)	(1,128)
Inventories		(3,202,404)	(486,575)
Trade accounts and notes payable		507,672	111,010
Other accounts payable		97,269	289,035
Accrued expenses		51,545	(112,147)
Income tax payable		804,539	194,606
Advances received		407	(5,282)
Payment of severance benefits		(53,043)	(24,392)
Deferred income tax assets and liabilities		(256,305)	10,951
Retirement insurance deposits		(133,747)	(109,118)
Other current liabilities		4,097	(44)
Dividends from equity method accounted investments		64,455	67,731
Others, net		17,197	(855)

		(3,680,418)	(142,633)

Net cash provided by operating activities		3,613,427	5,072,674

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the years Ended December 31, 2008 and 2007

(in millions of Won)	2008		2007

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	4,580,674	1,424,407
Disposal of trading securities		6,867,212	8,687,503
Redemption of current portion of held-to-maturity securities		272,000	182,000
Disposal of available-for-sale securities		1,700	—
Disposal of other long-term assets		88,066	56,857
Disposal of property, plant and equipment		37,573	15,982
Disposal of equity method accounted investments		8,606	11,338
Acquisition of short-term financial instruments		(4,661,971)	(2,241,262)
Acquisition of trading securities		(6,795,000)	(7,940,000)
Acquisition of available-for-sale securities		(1,401,658)	(878,144)
Acquisition of equity method accounted investments		(318,843)	(451,617)
Acquisition of current portion of held-to-maturity securities		(100,000)	(150,000)
Acquisition of other long-term assets		(12,003)	(42,061)
Acquisition of property, plant and equipment		(3,172,009)	(2,464,890)
Cost of removal of property, plant and equipment		(36,032)	(37,055)
Acquisition of intangible assets		(20,986)	(20,531)
Others, net		(6,029)	(6)

Net cash used in investing activities		(4,668,700)	(3,847,479)

Cash flows from financing activities
Proceeds from derivatives		—	13,380
Proceeds from short-term borrowings		766,094	282,887
Proceeds from long-term borrowings		5,886	957
Proceeds from issuance of debentures		1,939,634	497,897
Proceeds from treasury stock		364,753	406,991
Increase in other long-term liabilities		27,357	19,866
Acquisition of treasury stock		(36,832)	(1,291,363)
Repayment of short-term borrowings		(542,074)	(201,437)
Repayment of long-term borrowings		—	(20,927)
Repayment of current portion of long-term debts		(432,661)	(9,419)
Payment of cash dividends		(755,037)	(655,099)
Decrease in other long-term liabilities		(20,915)	(84,573)
Others, net		(10,279)	(5,742)

Net cash provided by (used in) financing activities		1,305,926	(1,046,582)

Net increase in cash and cash equivalents		250,653	178,613

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		691,034	512,421

Cash and cash equivalents at end of the year (note 3)	~~W~~	941,687	691,034

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

1.	The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The Company owns and operates two steel plants in Korea. Annual production capacity is 33,000 thousand tons: 15,000 thousand tons at the Pohang mill, and 18,000 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2008, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Service	5,516,535	6.33
Nippon Steel Corporation (*)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,620,298	4.15
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology (POSTECH)	2,000,000	2.29
Others	69,173,980	79.34

	87,186,835	100.00

(*)	Nippon Steel Corporation has American Depositary Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.
As of December 31, 2008, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements
Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company prepares the non-consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea. Except for the items explained in note 34 related to accounting changes and the application of changes to Statements of Korean Accounting Standards (“SKAS”) No. 15, Investments in Associates, the Company applied the same accounting policies that were adopted in the previous year’s non-consolidated financial statements.

Revenue recognition

The Company’s revenue categories consist of goods sold, and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Allowance for doubtful accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.

When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Inventories

The costs of inventories are determined using the moving-weighted average method. Valuation loss incurred when the market price of inventories fall below its carrying amount are reported as a contra inventory account and added to cost of goods sold and loss incurred because of the difference between the quantity of inventories recorded in the financial statements and the actual quantity found shall be added to the cost of goods sold if it is incurred in the ordinary course of business. Loss on valuation of inventories amounting to ~~W~~ 4,003 million for the year ended December 31, 2008, is added to cost of goods sold.

Investments in securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the balance sheet and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Investments in securities, continued

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

Equity method investments

Investments in equity securities of companies over which the Company exercises significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized using the straight-line method over its estimated useful life.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate or subsidiary are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate or subsidiary equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate or subsidiary, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary. Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate or subsidiary over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life. Amortization of goodwill is recorded together with equity income (losses).

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, exchange rates on the date of transaction for equity and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Property, plant and equipment, and related depreciation

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the Asset Revaluation Law, which allowed for asset revaluation prior to the Law being revoked.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Finance Lease Assets	18 years
The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount.

Leases

The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Intangible assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property right	5-10 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years
The Company has estimated useful life of Port facilities usage rights for the period that the Company has been granted to use Port facilities exclusively in accordance with an agreement with Government office.

Discounts on debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Accrued severance benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be paid to the employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated financial statements as a reduction of the retirement and severance benefits liability. However, due to a regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

Valuation of receivables at present value

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earn are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either in the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the shareholders’ equity as accumulated other comprehensive income and expense.

An embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument when the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to derivative accounting.

Provisions and contingent liabilities

When there is a probability that an outflow of economic benefit will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the financial statements.

Treasury stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from the gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

2.	Summary of significant accounting policies and basis of presenting financial statements, continued
Sale of receivables

The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as a sale if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

Income tax and deferred income tax

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, disclosures of contingent liabilities and others, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

3.	Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Cash and cash equivalents
Checking accounts	—	~~W~~	1,356	1,539
Money market deposit accounts	4.25 ~ 5.40		241,000	103,800
Time deposits	5.30 ~ 6.20		560,000	—
Time deposits in foreign currency	1.94 ~ 3.25		139,331	215,692
Repurchase agreement	—		—	370,000
Others	—		—	3

		~~W~~	941,687	691,034

Short-term financial instruments
Ordinary deposits (*1)	0.10		5,887	5,140
Time deposits	5.70 ~ 7.15		910,000	540,000
Certificates of deposit	3.30 ~ 6.85		490,000	747,930
Repurchase agreement	6.40 ~ 6.50		60,000	15,000
Specified money in trust	—		58,711	135,231

		~~W~~	1,524,598	1,443,301

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	47

(*1)	In relation to projects outsourced to the Company by the Korea Government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits amounting to ~~W~~ 40 million and ~~W~~ 47 million as of December 31, 2008 and 2007, respectively, to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

4.	Accounts and Notes Receivable
(a)	Accounts and notes receivable, and their respective allowance for doubtful accounts as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Trade accounts and notes receivable	~~W~~	3,232,490	1,896,352
Less: Allowance for doubtful accounts		(3,811)	(1,502)

	~~W~~	3,228,679	1,894,850

Other accounts receivable	~~W~~	290,015	77,104
Less: Allowance for doubtful accounts		(11,714)	(28,327)

	~~W~~	278,301	48,777

Long-term trade accounts receivable	~~W~~	4,353	31,831
Less: Allowance for doubtful accounts		(199)	(12,467)

	~~W~~	4,154	19,364

(b)	Accounts stated at present value under long-term deferred payment terms are as follows:

	Interest						Discount at
Company	Rate(%)	Preiod	Face Value		Present Value		Present Value (*)

BNG Steel Co., Ltd.	8.62	Nov. 30, 2009	~~W~~	12,900	~~W~~	11,974	~~W~~	926
DK Dongsin Co., Ltd.	4.65	Oct. 31, 2010		9,087		8,704		383

			~~W~~	21,987	~~W~~	20,678	~~W~~	1,309

(*)	Discount at present value is presented as allowance for doubtful accounts. Bad debt expense arising form a reduction in the present value of the future cash flow and interest income recovered for the year ended December 31, 2008 amounted to ~~W~~ 613 million and ~~W~~ 2,304 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

5.	Inventories
Inventories as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods	~~W~~	1,190,585	490,817
By-products		16,034	5,376
Semi-finished goods		1,542,922	862,831
Raw materials		1,644,500	770,572
Fuel and materials		428,466	416,608
Materials-in-transit		1,592,502	674,429
Others		592	646

	~~W~~	6,415,601	3,221,279

6.	Trading Securities
Trading securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008			2007
	Acqusition Cost		Fair Value	Book Value	Book Value

Beneficiary certificates	~~W~~	1,220,000	1,236,185	1,236,185	1,239,290

7.	Investment Securities
Investment securities, net of current portion, as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Available-for-sale securities	~~W~~	3,580,651	3,818,714
Held-to-maturity securities		31,553	31,440
Equity-method investments		5,013,735	4,313,259

	~~W~~	8,625,939	8,163,413

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
Available-For-Sale Securities
(a)	Available-for-sale securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Available-for-sale securities
Marketable equity securities	~~W~~	2,818,507	3,680,054
Non-marketable equity securities		761,644	138,036
Investments in bonds		—	124
Investments in capital		500	500

	~~W~~	3,580,651	3,818,714

(b)	Investments in marketable equity securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008								2007
	Number of	Percentage of	Acquisition		Book		Fair		Book
Company	shares	ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd. (*1)	4,297,549	5.29	~~W~~	1,208,676	~~W~~	891,835	~~W~~	891,835	~~W~~	1,061,740
Hana Financial Group Inc.	4,663,776	2.20		29,998		90,943		90,943		235,054
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		963,486		963,486		1,374,491
Hyundai Heavy Industries Co., Ltd. (*1)	1,477,000	1.94		343,505		294,661		294,661		653,572
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		1,596		1,596		5,811
HI Steel Co., Ltd.	135,357	9.95		1,609		1,766		1,766		2,430
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		3,921		3,921		8,230
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,400		1,400		2,831
Korea Line Corp.	217,373	1.89		8,067		14,347		14,347		35,867
Shinhan Financial Group Inc.	3,815,676	0.96		219,467		113,326		113,326		204,139
SeAH Steel Corp.	540,000	10.11		18,792		23,490		23,490		26,028
Thainox Stainless Public Company Ltd.	1,200,000,000	15.00		42,301		40,299		40,299		46,243
Union Steel Co., Ltd.	1,005,000	9.80		40,212		14,472		14,472		23,618
MacArthur Coal Limited (*2)	21,215,700	10.00		420,805		55,927		55,927		—
Hanjin Shipping Co., Ltd.	68,260	0.08		2,652		1,236		1,236		—
KB Finacial Group Inc.	8,379,888	2.35		300,150		282,402		282,402		—
LG Powercom Corporation (*3)	3,600,000	2.70		153,000		23,400		23,400		—

			~~W~~	3,518,768	~~W~~	2,818,507	~~W~~	2,818,507	~~W~~	3,680,054

(*1)	Certain portion of SK Telecom Co., Ltd. has been pledged as collateral. (note 10).

(*2)	The Company recognized excess of the acquisition cost of MacArthur Coal Limited over the fair value at the acquisition date amounting to ~~W~~ 96,785 million as impairment losses.

(*3)	LG Powercom Corporation listed on the Korea Stock Exchange since November, 2008 was reclassified to marketable equity securities from non- marketable equity securities.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(c)	Investments in non-marketable equity securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008						2007
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value

THE SIAM UNITED STEEL (*1)	11,071,000	12.30	~~W~~	34,658	~~W~~	58,367	~~W~~	34,658
Big Jump Energy Participacoes S.A.	—	16.20		667,824		667,824		—
Global Unity Ltd.	70,649	13.33		710		710		710
PT-POSNESIA Stainless Steel Industry (*2)	29,610,000	70.00		9,474		1,567		1,567
The Korea Economic Daily Co., Ltd.	28,728	0.15		309		309		309
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
The Korea Metal Journal Co., Ltd.	2,000	2.67		20		20		20
Pohang Steelers Co., Ltd.	35,200	14.67		176		176		200
Jeonnam Pro Football Co., Ltd.	19,799	13.20		99		99		99
POSHOME Co., Ltd.	10,000	3.69		50		50		50
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
SAMWON STEEL Co., Ltd. (formerly, Dae Kyeong Special Steel Co., Ltd.)	1,786,000	19.00		8,930		8,930		8,930
POSWITH Co., Ltd. (*2)	320,000	100.00		1,600		1,600		1,600
Woori DCI Co., Ltd.	5,653	18.84		28		28		28
RCC Co., Ltd.	9,053	18.11		45		45		45
MTS Korea Co., Ltd.	11,076	18.46		55		55		55
Taihan ST Co., Ltd.	796,000	19.90		13,930		13,930		13,930
WUHAN Excellent Steel Center(WESC) (*3)	—	5.00		432		432		432
POSCO-SAMSUNG-SUZHOU PROCESSING CENTER (POSS-SZPC) (*2,3)	—	30.00		1,608		1,608		1,608
POSCO MEXICO HUMAN TECH (*2,3)	—	80.00		3		3		3
Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o) (*2,3)	—	50.00		1,893		1,893		1,893
HAMOS (*3)	—	20.00		998		998		998
Keo Yang Shipping Co., Ltd. (*5)	—	—		—		—		780
LG Powercom Corporation (*6)	—	—		—		—		53,370
ESCO Professionals Co., Ltd.	—	—		—		—		21
TFS Global Co., Ltd.	—	—		—		—		26
CTA Co., Ltd.	—	—		—		—		37

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)	2008						2007
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value

POSCO-SK Steel Pinghu Processing Center Co., Ltd.(formerly, POSCO STEEL Processing Center Co., Ltd.) (*4)	—	—		—		—		1,869
POSCO Poland Steel Processing Center Co., Ltd. (*4)	—	—		—		—		3,803
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*4)	—	—		—		—		6,201
POSCO-SAMSUNG Slovakia Processing Center Co., Ltd. (*4)	—	—		—		—		1,794

			~~W~~	753,321	~~W~~	761,644	~~W~~	138,036

(*1)	The fair value of THE SIAM UNITED STEEL was based on the valuation report of a public rating services company. Except for THE SIAM UNITED STEEL, investments are recorded at cost since fair value is not readily determinable.

(*2)	Those investments were not accounted for using the equity method as either they are under liquidation proceedings as of December 31, 2008 or their total assets are less than ~~W~~ 7 billion as of December 31, 2007.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Those investments were reclassified to equity-method investments from available-for-sale securities since their total assets are greater than ~~W~~ 7 billion as of December 31, 2007.

(*5)	Keo Yang Shipping Co., Ltd. which merged with Han Jin Shipping Co., Ltd. was reclassified to marketable equity securities from non-marketable equity securities.

(*6)	LG Powercom Corporation listed on the Korea Stock Exchange since November, 2008 was reclassified to marketable equity securities from non-marketable equity securities.
(d)	Investments in bond as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008							2007
		Acquisition		Fair		Book		Book
	Maturity	Cost		Value		Value		Value

Government bonds	1-5 years	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	76
	5-10 years		—		—		—		48

		~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	124

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(e)	Investments in capital as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008				2007
	Acquisition Cost		Book Value		Book Value

Purunichildcare	~~W~~	500	~~W~~	500	~~W~~	500

(e)	Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008						2007
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance

Marketable equity securities

SK Telecom Co., Ltd.	~~W~~	(98,383)	~~W~~	(148,754)	~~W~~	(247,137)	~~W~~	(185,185)	~~W~~	86,802	~~W~~	(98,383)
Hana Financial Group Inc.		148,666		(101,129)		47,537		143,594		5,072		148,666
Nippon Steel Corporation		474,780		(284,566)		190,214		412,453		62,327		474,780
Hyundai Heavy Industries Co., Ltd.		224,798		(262,896)		(38,098)		—		224,798		224,798
Hanil Iron & Steel Co., Ltd.		2,464		(3,273)		(809)		1,467		997		2,464
HI Steel Co., Ltd.		595		(472)		123		404		191		595
Munbae Steel Co., Ltd.		3,365		(3,275)		90		(865)		4,230		3,365
Dong Yang Steel Pipe Co., Ltd.		(782)		(1,176)		(1,958)		(2,092)		1,310		(782)
Korea Line Corp.		20,155		(15,257)		4,898		1,952		18,203		20,155
Shinhan Financial Group Inc.		(11,114)		(71,676)		(82,790)		—		(11,114)		(11,114)
Se AH Steel Corp.		5,246		(1,582)		3,664		—		5,246		5,246
Thainox Stainless Public Company Ltd.		2,858		(4,420)		(1,562)		—		2,858		2,858
Union Steel Co., Ltd.		(12,031)		(8,046)		(20,077)		—		(12,031)		(12,031)
MacArthur Coal Limited		—		(209,113)		(209,113)		—		—		—
Hanjin Shipping Co., Ltd.		—		(1,105)		(1,105)		—		—		—
KB Finacial Group Inc.		—		(13,843)		(13,843)		—		—		—
LG Powercom Corporation (*1)		(72,232)		(28,856)		(101,088)		—		—		—

		688,385		(1,159,439)		(471,054)		371,728		388,889		760,617

Non-marketable equity securities

THE SIAM UNITED STEEL		—		18,492		18,492		—		—		—
Myanmar POSCO Steel Co., Ltd.		—		—		—		(618)		618		—
LG Powercom Corporation (*1)		—		—		—		(64,447)		(7,785)		(72,232)

		—		18,492		18,492		(65,065)		(7,167)		(72,232)

	~~W~~	688,385	~~W~~	(1,140,947)	~~W~~	(452,562)	~~W~~	306,663	~~W~~	381,722	~~W~~	688,385

(*1)	LG Powercom Corporation listed on the Korea Stock Exchange since November, 2008 was reclassified to marketable equity securities from non-marketable equity securities.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
Held-To-Maturity Securities

(a)	Held-to-maturity securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008					2007
		Acquisition		Book		Book
	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds, etc	Less than 1 year	~~W~~	20,000	~~W~~	20,000	~~W~~	191,995

Held-to-maturity securities
Government bonds, etc (*1)	1 ~ 5 years		31,090		31,553		1,810
	5 ~10 years		—		—		29,630

			31,090		31,553		31,440

		~~W~~	51,090	~~W~~	51,553	~~W~~	223,435

(*1)	The Company provided government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~ 29,693 million and ~~W~~ 1,860 million, respectively, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
(b)	Total interest income earned from investment securities amounted to ~~W~~ 6,990 million and ~~W~~ 12,577 million for the years ended December 31, 2008 and 2007, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
Equity-Method Investments
(a)	Equity method investments as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008								2007
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	1,422,620	~~W~~	864,030	~~W~~	657,107
Posteel Co., Ltd.	17,155,000	95.31		113,393		426,688		319,914		283,509
POSCON Co., Ltd.	3,098,610	88.04		49,822		140,761		49,099		46,261
POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.)	3,412,000	56.87		82,017		120,730		103,912		155,769
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		57,612		30,824		27,005
POSDATA Co., Ltd.	50,440,720	61.85		52,749		52,029		39,544		95,191
POSCO Research Institute	3,800,000	100.00		19,000		23,391		23,356		23,196
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		27,956		27,957		28,916
POSCO Architects & Consultants Co., Ltd.	230,000	100.00		1,043		37,025		14,838		9,972
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		566,796		564,515		487,376
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		26,511		13,363		11,264
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,059		33,059		36,792
eNtoB Corporation(*3)	560,000	17.50		2,800		4,678		4,178		4,163
POSCO Refractories & Environment Co., Ltd.	3,544,200	60.00		41,210		96,066		74,329		74,627
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		19,678		19,681		18,172
POSMATE Co., Ltd.	214,286	30.00		7,233		11,378		10,436		9,531
Samjung Packing & Aluminum Co., Ltd.(*3)	270,000	9.00		2,781		5,456		4,035		5,138
POSCO Power Corp.	40,000,000	100.00		597,170		572,008		619,037		618,048
SNNC Co., Ltd.	18,130,000	49.00		90,650		64,171		67,410		89,516
PNR Co., Ltd.	5,467,686	70.00		27,338		27,499		27,498		—
POSCO America Corporation	354,531	99.45		297,221		176,607		133,944		86,093
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		102,145		165,573		199,968
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		33,730		29,158		19,380
VSC-POSCO Steel Corporation(*2)	—	35.00		4,758		6,427		6,343		4,750
Dalian POSCO-CFM Coated Steel Co., Ltd.(*2)	—	30.00		7,189		4,346		3,756		1,657
POS-Tianjin Coil Center Co., Ltd.(*2,3)	—	10.00		653		1,498		1,303		926
Zhangjiagang Pohang Stainless Steel Co., Ltd.(*2)	—	58.60		234,204		330,619		323,170		338,703
Guangdong Pohang Coated Steel Co., Ltd.(*2)	—	86.55		43,501		55,251		20,901		17,313

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)	2008					2007
	Number of	Percentage of	Acquisition	Net Asset	Book	Book
Investee (*1)	Shares	Ownership (%)	Cost	Value	Value	Value

POSCO Thailand Bangkok Processing Center Co., Ltd.(formerly, POSCO Thailand Co., Ltd.)	12,721,734	85.62	39,677	38,387	32,934	9,696
Myanmar-POSCO Steel Co., Ltd.	13,440	70.00	2,192	3,691	3,796	2,612
KOBRASCO	2,010,719,185	50.00	32,950	68,667	60,429	40,509
POSCO Investment Co., Ltd.	5,000,000	100.00	53,189	88,684	91,303	67,036
Poschrome (Proprietary) Limited	21,675	25.00	4,859	9,037	9,575	5,056
Guangdong Xingpu Steel Center Co., Ltd.(*2,3)	—	10.50	927	2,807	2,669	1,454
POS-Hyundai Steel Manufacturing India Private Limited.(*3)	2,345,558	10.00	1,057	1,598	1,600	1,363
POSVINA Co., Ltd.(*2)	—	50.00	1,527	2,600	2,104	2,096
POSCO-MKPC SDN BHD (formerly, POSMITT Steel Center Co., Ltd.)	25,269,900	44.69	12,574	19,115	18,037	4,587
PT POSMI Steel Indonesia(*3)	1,193	9.47	782	1,013	1,020	803
Qingdao Pohang Stainless Steel Co., Ltd.(*2)	—	70.00	71,463	77,736	75,888	51,257
POSCO (Suzhou) Automotive Processing Center Co., Ltd.(*2)	—	90.00	31,023	50,291	48,401	30,181
POSCO-China Holding Corp.(*2)	—	100.00	165,233	231,586	228,489	173,158
POSCO-Japan Co., Ltd.	90,438	100.00	50,558	101,382	65,457	45,878
POSCO-India Private Ltd.	225,000,000	100.00	52,627	54,651	54,651	49,386
POS-India Pune Processing Center Private Limited	74,787,080	65.00	17,017	18,668	14,096	12,160
POSCO-Foshan Steel Processing Center Co., Ltd.(*2)	—	39.60	9,408	13,293	12,971	8,545
Nickel Mining Company	3,234,698	49.00	157,585	228,691	219,879	200,622
POSCO-Vietnam Co., Ltd.(*2)	—	100.00	198,578	232,646	232,647	146,421
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67	117,950	102,535	103,485	21,078
POSCO INDIA DELHI STEEL PROCESSING CENTER PRIVATE LIMITED(*5)	42,532,980	76.40	9,089	6,573	—	10,759
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.(*2)	—	24.00	6,718	12,095	11,959	7,128
POSCO-VIETNAM PROCESSING CENTER CO., LTD.(*2)	—	80.00	8,192	8,971	6,234	7,893
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.(*2)	—	25.00	61,961	82,487	92,064	63,238
POSCO Malaysia SDN. BHD.(*6)	16,200,000	60.00	16,524	(13,656)	—	—
POSCO-SK Steel Pinghu Processing Center Co., Ltd. (formerly, POSCO STEEL Processing Center Co., Ltd.)(*2,4)	—	20.00	1,869	2,947	2,977	—

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)	2008								2007
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Investee (*1)	Shares	Ownership (%)	Cost		Value		Value		Value

POSCO Poland Steel Processing Center Co., Ltd.(*4)	30,000	30.00		3,803		3,796		3,225		—
POSCO (Chongqing) Automotive Processing Center Co., Ltd.(*2,4)	—	90.00		6,201		8,933		7,618		—
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.(*2,4)	—	30.00		1,794		3,266		3,109		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.(*2)	—	68.57		10,026		12,658		11,955		—

			~~W~~	3,589,361	~~W~~	5,921,883	~~W~~	5,013,735	~~W~~	4,313,259

(*1)	Due to the delay in the closing of December 31, 2008 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed.

(*2)	No shares have been issued in accordance with the local laws or regulations.

(*3)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.

(*4)	Those securities were reclassified from available-for-sales securities to equity method accounted investments as total assets of each investee are greater than ~~W~~ 7,000 million as of December 31, 2007.

(*5)	The carrying amount of common stock was reduced to zero due to the equity in loss of the investee. The remaining equity in loss was the amount of ~~W~~ 651 million.

(*6)	Acquisition cost of this investee consist of ~~W~~ 2,071 million of common stock and ~~W~~ 14,453 million of preferred stock. The carrying amount of common stock was reduced to zero due to the equity in loss of the investee. The remaining equity in loss in the amount of ~~W~~ 2,102 million was applied to reduce the carrying amount of preferred stock.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(b)	The valuations of equity method investments as of and for the years ended December 31, 2008 and 2007 are as follows:
(in millions of Won)

	Dec. 31, 2006		Equity method			Other Increase	Dec. 31, 2007		Equity method		Other Increase		Dec. 31, 2008
Investees	Book Value		Profit(Loss)			(Decrease) (*)	Book Value		Profit(Loss)		(Decrease) (*)		Book Value

POSCO E&C Co., Ltd.	~~W~~	365,458	~~W~~	299,478	~~W~~	(7,829)	~~W~~	657,107	~~W~~	113,389	~~W~~	93,534	~~W~~	864,030
Posteel Co., Ltd.		257,192		17,499		8,818		283,509		26,262		10,143		319,914
POSCON Co., Ltd.		17,826		31,540		(3,105)		46,261		5,153		(2,315)		49,099
POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.)		163,955		4,199		(12,385)		155,769		(37,209)		(14,648)		103,912
POSCO Machinery & Engineering Co., Ltd.		20,974		5,182		849		27,005		(341)		4,160		30,824
POSDATA Co., Ltd.		89,160		5,326		705		95,191		(55,921)		274		39,544
POSCO Research Institute		22,995		201		—		23,196		160		—		23,356
Seung Kwang Co., Ltd.		30,493		(1,577)		—		28,916		(958)		(1)		27,957
POSCO Architects & Consultants Co., Ltd.		—		9,972		—		9,972		4,737		129		14,838
POSCO Specialty Steel Co., Ltd.		433,950		58,082		(4,656)		487,376		79,633		(2,494)		564,515
POSCO Machinery Co., Ltd.		17,101		(5,837)		—		11,264		2,099		—		13,363
POSTECH Venture Capital Corp.		31,105		6,470		(783)		36,792		(2,117)		(1,616)		33,059
eNtoB Corporation		3,349		813		1		4,163		15		—		4,178
POSCO Refractories & Environment Co., Ltd.		64,858		12,405		(2,636)		74,627		1,806		(2,104)		74,329
POSCO Terminal Co., Ltd.		16,705		1,466		1		18,172		1,510		(1)		19,681
POSMATE Co., Ltd.		8,433		1,450		(352)		9,531		1,147		(242)		10,436
Samjung Packing & Aluminum Co., Ltd.		4,228		1,113		(203)		5,138		(76)		(1,027)		4,035
POSCO Power Corp.		611,854		8,919		(2,725)		618,048		17,381		(16,392)		619,037
SNNC Co., Ltd.		18,886		(951)		71,581		89,516		(22,106)		—		67,410
PNR Co., Ltd.		—		—		—		—		160		27,338		27,498
POSCO America Corporation		90,456		(14,363)		10,000		86,093		(24,034)		71,885		133,944
POSCO Australia Pty. Ltd.		101,324		8,036		90,608		199,968		79,065		(113,460)		165,573
POSCO Asia Co., Ltd.		18,267		374		739		19,380		1,493		8,285		29,158
VSC-POSCO Steel Corporation		3,304		1,526		(80)		4,750		1,147		446		6,343
Dalian POSCO-CFM Coated Steel Co., Ltd.		3,456		(2,043)		244		1,657		820		1,279		3,756
POS-Tianjin Coil Center Co., Ltd.		668		187		71		926		(65)		442		1,303
Zhangjiagang Pohang Stainless Steel Co., Ltd.		263,340		34,039		41,324		338,703		(78,675)		63,142		323,170
Guangdong Pohang Coated Steel Co., Ltd.		15,124		646		1,543		17,313		(20,086)		23,674		20,901
POSCO Thailand Bangkok Processing Center Co., Ltd.(formerly, POSCO Thailand Co., Ltd.)		5,840		(1,641)		5,497		9,696		(10,664)		33,902		32,934
Myanmar-POSCO Steel Co., Ltd.		—		(855)		3,467		2,612		285		899		3,796
KOBRASCO		32,981		18,621		(11,093)		40,509		40,606		(20,686)		60,429
POSCO Investment Co., Ltd.		64,862		1,981		193		67,036		1,596		22,671		91,303
Poschrome (Proprietary) Limited		5,375		1,933		(2,252)		5,056		7,959		(3,440)		9,575
Guangdong Xingpu Steel Center Co., Ltd.		1,199		142		113		1,454		452		763		2,669
POS-Hyundai Steel Manufacturing India Private Limited.		921		303		139		1,363		100		137		1,600

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(in millions of Won)

	Dec. 31, 2006		Equity method		Other Increase		Dec. 31, 2007			Equity method	Other Increase		Dec. 31, 2008
Investees	Book Value		Profit(Loss)		(Decrease) (*)		Book Value			Profit(Loss)	(Decrease) (*)		Book Value

POSVINA Co., Ltd.		2,060		83		(47)		2,096		(316)		324		2,104
POSCO-MKPC SDN BHD (formerly, POSMMIT Steel Center Co., Ltd.)		3,844		454		289		4,587		704		12,746		18,037
PT POSMI Steel Indonesia		829		(33)		7		803		101		116		1,020
Qingdao Pohang Stainless Steel Co., Ltd.		36,502		10,905		3,850		51,257		(21,747)		46,378		75,888
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		18,269		(98)		12,010		30,181		3,522		14,698		48,401
POSCO-China Holding Corp.		146,254		18,414		8,490		173,158		(29,964)		85,295		228,489
POSCO-Japan Co., Ltd.		30,384		7,015		8,479		45,878		(15,712)		35,291		65,457
POSCO-India Private Ltd.		43,872		(575)		6,089		49,386		105		5,160		54,651
POS-India Pune Processing Center Private Limited		8,340		2,485		1,335		12,160		(7,303)		9,239		14,096
POSCO-Foshan Steel Processing Center Co., Ltd.		—		(1,039)		9,584		8,545		648		3,778		12,971
Nickel Mining Company		—		32,218		168,404		200,622		(37,608)		56,865		219,879
POSCO-Vietnam Co., Ltd.		34,554		(2,853)		114,720		146,421		(8,082)		94,308		232,647
POSCO-Mexico Co., Ltd.		—		(1,062)		22,140		21,078		(15,634)		98,041		103,485
POSCO INDIA DELHI STEEL PROCESSING CENTER PRIVATE LIMITED		—		558		10,201		10,759		(11,608)		849		—
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.		—		—		7,128		7,128		1,496		3,335		11,959
POSCO-VIETNAM PROCESSING CENTER CO., LTD.		—		(416)		8,309		7,893		(3,417)		1,758		6,234
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—		1,809		61,429		63,238		5,339		23,487		92,064
POSCO Malaysia SDN BHD		—		—		—		—		(16,524)		16,524		—
POSCO-SK Steel Pinghu Processing Center Co., Ltd. (formerly, POSCO STEEL Processing Center Co., Ltd.)		—		—		—		—		(1,321)		8,939		7,618
POSCO Poland Steel Processing Center Co., Ltd.		—		—		—		—		(1,010)		4,235		3,225
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		—		—		—		—		86		2,891		2,977
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.		—		—		—		—		460		2,649		3,109
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		—		—		—		—		(286)		12,241		11,955

	~~W~~	3,110,547	~~W~~	572,501	~~W~~	630,211	~~W~~	4,313,259	~~W~~	(23,348)	~~W~~	723,824	~~W~~	5,013,735

(*)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital adjustments arising from equity method accounted investments and others. In 2008, the changes in investment securities are primarily due to acquisitions and dividend received amounted to ~~W~~ 318,843 million and ~~W~~ 64,455 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(c)	Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the years ended December 31, 2008 and 2007 are as follows:
(in millions of Won)

	Dec 31, 2006		Increase		Amortization		Dec 31, 2007		Increase		Amortization		Dec 31, 2008
Investees	Balance		(Decrease)		(Recovery)		Balance		(Decrease)		(Recovery)		Balance

POSCO Refractories & Environment Co., Ltd.	~~W~~	(93)	~~W~~	—	~~W~~	(93)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
POSMATE Co., Ltd.		(548)		—		(157)		(391)		—		(156)		(235)
Samjung Packing & Aluminum Co., Ltd.		(1,492)		—		(427)		(1,065)		—		(426)		(639)
POSCO Power Corp.		79,517		10,592		21,203		68,906		—		21,203		47,703
SNNC Co., Ltd.		—		209		21		188		—		42		146
POSCO America Corporation		246		(1)		150		95		—		95		—
Guangdong Pohang Coated Steel Co., Ltd.		(21)		—		(18)		(3)		—		(3)		—
POSCO-MKPC SDN BHD (formerly, POSMMIT Steel Center Co., Ltd.)		19		—		19		—		—		—		—
PT POSMI Steel Indonesia		50		1		42		9		—		3		6
POSCO Poland Steel Processing Center Co., Ltd.		—		—		—		—		243		243		—
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		—		—		—		—		(86)		(86)		—
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		—		13,363		1,114		12,249		—		2,672		9,577
POSCO Malaysia SDN BHD		—		—		—		—		12,406		2,274		10,132
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		—		—		—		—		(3)		—		(3)

	~~W~~	77,678	~~W~~	24,164	~~W~~	21,854	~~W~~	79,988	~~W~~	12,560	~~W~~	25,861	~~W~~	66,687

(d)	Details on changes in unrealized profit from intercompany transactions for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Allowance for doubtful accounts	~~W~~	3,201	272
Inventories		(191,698)	28,444
Property, plant and equipment and intangible assets		(50,938)	155,898

	~~W~~	(239,435)	184,614

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(e)	Market values of equity-method investments in marketable equity securities as of December 31, 2008 and 2007 are as follows:

(in millions of Won except per share price)	2008
Investee	Number of Shares	Share Price		Marketr Value		Book Value

POSCO Coated & Color Steel Co., Ltd. (formerly, Pohang Steel Co., Ltd.)	3,412,000	~~W~~	16,600	~~W~~	56,639	~~W~~	103,912
POSDATA Co., Ltd.	50,440,720		4,450		224,461		39,544
POSCO Refractories & Environment Co., Ltd.	3,544,200		35,900		127,237		74,329
Samjung Packing & Aluminum Co., Ltd.	270,000		13,700		3,699		4,036

(in millions of Won except per share price)	2007
Investee	Number of Shares	Share Price		Fair Market		Book Value

POSCO Coated & Color Steel Co., Ltd. (formerly, Pohang Steel Co., Ltd.)	3,412,000	~~W~~	24,400	~~W~~	83,253	~~W~~	155,769
POSDATA Co., Ltd.	50,440,720		11,150		562,414		95,191
POSCO Refractories & Environment Co., Ltd.	3,544,200		41,600		147,439		74,627
Samjung Packing & Aluminum Co., Ltd.	270,000		31,100		8,397		5,138
(f)	A summary of financial information on equity-method investees as of and for the year ended December 31, 2008 is as follows:

(in millions of Won)
Investee	Total Assets		Total Liabilities		Net Assets (*)		Sales		Net Income

POSCO E&C Co., Ltd.	~~W~~	4,735,780	~~W~~	3,146,712	~~W~~	1,589,068	~~W~~	4,521,588	~~W~~	164,018
Posteel Co., Ltd.		912,339		460,825		451,514		2,479,568		115,552
POSCON Co., Ltd.		372,062		213,500		158,562		474,757		11,459
POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.)		489,119		270,957		218,162		956,381		(47,173)
POSCO Machinery & Engineering Co., Ltd.		142,173		84,561		57,612		295,492		3,268
POSDATA Co., Ltd.		285,293		201,174		84,119		384,506		(80,414)
POSCO Research Institute		26,488		3,097		23,391		19,742		207
Seung Kwang Co., Ltd.		76,971		36,677		40,294		12,671		(1,698)
POSCO Architects & Consultants Co., Ltd.		54,483		17,458		37,025		73,021		6,576
POSCO Specialty Steel Co., Ltd.		1,007,607		440,811		566,796		1,679,748		77,405
POSCO Machinery Co., Ltd.		60,141		33,630		26,511		142,124		3,741
POSTECH Venture Capital Corp.		35,417		618		34,799		2,239		(2,232)
eNtoB Corporation		71,904		45,173		26,731		734,960		2,243
POSCO Refractories & Environment Co., Ltd.		242,531		62,734		179,797		446,942		25,231
POSCO Terminal Co., Ltd.		50,642		12,057		38,585		66,420		11,275
POSMATE Co., Ltd.		59,846		21,920		37,926		79,026		2,037
Samjung Packing & Aluminum Co., Ltd.		152,740		95,896		56,844		373,579		(9,909)
POSCO Power Corp.		1,181,628		628,757		552,871		744,027		47,275
SNNC Co., Ltd.		412,847		278,387		134,460		34,360		(47,749)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)
Investee	Total Assets	Total Liabilities	Net Assets (*)	Sales	Net Income

PNR Co., Ltd.	51,486	12,202	39,284	—	229
POSCO America Corporation	300,669	109,711	190,958	208,846	13,036
POSCO Australia Pty. Ltd.	309,184	169,507	139,677	122,733	38,651
POSCO Asia Co., Ltd.	71,044	39,298	31,746	1,715,372	3,319
VSC-POSCO Steel Corporation	72,160	53,796	18,364	207,393	1,804
Dalian POSCO-CFM Coated Steel Co., Ltd.	51,822	37,336	14,486	151,952	596
POS-Tianjin Coil Center Co., Ltd.	48,990	34,012	14,978	107,480	566
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1,551,082	915,467	635,615	2,206,084	(131,020)
Guangdong Pohang Coated Steel Co., Ltd.	153,524	89,687	63,837	138,024	7,474
POSCO Thailand Bangkok Processing Center Co., Ltd.(formerly, POSCO Thailand Co., Ltd.)	163,573	118,740	44,833	218,448	(8,639)
Myanmar-POSCO Co., Ltd.	11,872	6,600	5,272	16,017	415
KOBRASCO	250,936	113,602	137,334	308,985	93,714
POSCO Investment Co., Ltd.	492,447	399,848	92,599	12,248	561
Poschrome (Proprietary) Limited	93,918	57,772	36,146	86,843	23,377
Guangdong Xingpu Steel Center Co., Ltd.	67,311	40,580	26,731	97,396	4,607
POS-Hyundai Steel Manufacturing India Private Limited	20,802	4,817	15,985	22,824	973
POSVINA Co., Ltd.	8,913	3,713	5,200	39,753	88
POSCO-MKPC SDN BHD(formerly, POSMMIT Steel Center Co., Ltd.)	97,272	54,496	42,776	122,625	5,762
PT POSMI Steel Indonesia	94,447	83,751	10,696	98,386	985
Qingdao Pohang Stainless Steel Co., Ltd.	256,315	123,582	132,733	449,276	(21,346)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	128,923	73,044	55,879	184,297	2,899
POSCO-China Holding Corp.	267,534	15,862	251,672	88,552	(22,919)
POSCO-Japan Co., Ltd.	697,872	593,792	104,080	1,249,583	5,908
POSCO-India Private Ltd.	59,731	758	58,973	—	—
POS-India Pune Processing Center Private Limited	122,801	88,183	34,618	253	(938)
POSCO-Foshan Steel Processing Center Co., Ltd.	170,718	137,104	33,614	379,229	3,600
Nickel Mining Company	623,963	106,837	517,126	155,258	(2,942)
POSCO-Vietnam Co., Ltd.	504,505	271,859	232,646	—	(5,069)
POSCO-Mexico Co., Ltd.	210,142	89,045	121,097	—	(18,582)
POSCO INDIA DELHI STEEL PROCESSING CENTER PRIVATE LIMITED	54,603	45,921	8,682	40,217	(5,720)
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.	125,521	75,125	50,396	137,991	6,802
POSCO-VIETNAM PROCESSING CENTER CO., LTD.	11,599	384	11,215	669	(907)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	1,147,596	817,647	329,949	980,467	28,185
POSCO Malaysia SDN BHD	67,011	89,770	(22,759)	50,444	(18,526)
POSCO-SK Steel Pinghu Processing Center Co., Ltd. (formerly, POSCO STEEL Processing Center Co., Ltd.)	60,965	46,229	14,736	68,863	623

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)
Investee	Total Assets	Total Liabilities	Net Assets (*)	Sales	Net Income

POSCO Poland Steel Processing Center Co., Ltd.	64,854	52,200	12,654	55,459	(2,478)
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	39,382	29,467	9,915	26,909	75
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.	38,712	27,824	10,888	2,975	1,940
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	22,518	4,058	18,460	—	(417)

(*)	The effects of the equity method on the financial information of equity-method investees and the changes in the accounting principles and estimates for the year ended December 31, 2008 are as follows:

(in millions of Won)
	Reasons for	Net Assets		Adjustment		Net Assets
Investee	Adjustments	before Adjustment		Amount		after Adjustment

Posteel Co., Ltd.	Capitalized costs and others	~~W~~	430,318	~~W~~	(3,630)	~~W~~	426,688
POSCON Co., Ltd.	Depreciation method		139,591		1,170		140,761
POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.)	Capitalized costs and others		124,062		(3,332)		120,730
POSCO Refractories & Environment Co., Ltd.	Depreciation method and others		107,878		(11,812)		96,066
Samjung Packing &	Depreciation method		5,116		340		5,456
POSCO Power Corp.	Capitalized costs and others		552,871		19,137		572,008
SNNC Co.,Ltd.	Capitalized costs		65,886		(1,715)		64,171
POSCO America Corporation	Non-application of equity method		189,903		(13,296)		176,607
POSCO Australia Pty. Ltd.	Non-application of equity method		139,677		(37,532)		102,145
POSCO Asia Co., Ltd.	Non-application of equity method and others		31,745		1,985		33,730
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Adjustments of residual value of PP&E and others		372,471		(41,852)		330,619
POSCO Investment Co., Ltd.	Provision for allowance for doubtful accounts		92,599		(3,915)		88,684
Qingdao Pohang Stainless Steel Co., Ltd.	Adjustments of residual value of PP &E and others		92,912		(15,176)		77,736
POSCO-China Holding Corp.	Non-application of equity method		251,672		(20,086)		231,586
POSCO-Japan Co., Ltd.	Adjustments of residual value of PP &E and others		104,080		(2,698)		101,382
POSCO-India Private Ltd.	Organization costs		58,973		(4,322)		54,651
POS-India Pune Processing Center Private Limited	Organization costs and others		22,501		(3,833)		18,668
POSCO-Foshan Steel Processing Center Co., Ltd.	Organization costs		13,312		(19)		13,293
Nickel Mining Company	Organization costs and others		253,392		(24,701)		228,691
POSCO INDIA DELHI STEEL PROCESSING CENTER PRIVATE LIMITED	Organization costs		6,634		(61)		6,573
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Organization costs		8,923		10		8,933

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
8.	Property, Plant and Equipment
(a)	Property, plant and equipment as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Buildings and structures	~~W~~	6,334,513	6,096,097
Machinery and equipment		26,125,355	25,213,729
Tools		140,634	134,821
Vehicles		169,683	170,197
Furniture and fixtures		173,878	152,621
Capital lease assets		11,466	11,466

		32,955,529	31,778,930
Less: Accumulated depreciation		(22,038,647)	(20,679,772)

		10,916,882	11,099,158
Construction-in-progress		2,640,730	1,242,141
Land		908,306	860,350

	~~W~~	14,465,918	13,201,649

(b)	Changes in property, plant and equipment for the years ended December 31, 2008 and 2007 are as follows:

	2008
	Beginning										Ending
(in millions of Won)	Balance		Acquisition(*1)		Disposal		Depreciation(*2)		Others(*3)		Balance

Land	~~W~~	860,350	~~W~~	69,379	~~W~~	(21,141)	~~W~~	—	~~W~~	(282)	~~W~~	908,306
Buildings		2,019,902		138,650		(9,005)		(168,458)		(2,480)		1,978,609
Structures		1,473,696		138,071		(5,069)		(117,827)		1,227		1,490,098
Machinery and equipment		7,508,093		1,370,440		(20,959)		(1,510,333)		(902)		7,346,339
Vehicles		28,729		2,056		(322)		(10,161)		—		20,302
Tools		19,790		9,765		(37)		(12,201)		—		17,317
Furniture and fixtures		38,119		32,768		(80)		(16,711)		(71)		54,025
Finance lease assets		10,829		—		—		(637)		—		10,192
Construction-in-progress		1,242,141		3,172,009		—		—		(1,773,420)		2,640,730

	~~W~~	13,201,649	~~W~~	4,933,138	~~W~~	(56,613)	~~W~~	(1,836,328)	~~W~~	(1,775,928)	~~W~~	14,465,918

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 1,761,129 million.

(*2)	Includes depreciation expense of temporarily idle assets due to routine maintenance.

(*3)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

	2007
	Beginning										Ending
(in millions of Won)	Balance		Acquisition		Disposal		Depreciation		Others		Balance

Land	~~W~~	852,352	~~W~~	8,530	~~W~~	(96)	~~W~~	—	~~W~~	(436)	~~W~~	860,350
Buildings		1,848,729		333,659		(11,808)		(159,494)		8,816		2,019,902
Structures		1,256,554		355,716		(10,831)		(111,012)		(16,731)		1,473,696
Machinery and equipment		5,594,743		3,257,276		(364,184)		(1,331,777)		352,035		7,508,093
Vehicles		32,644		7,665		(7,469)		(11,592)		7,481		28,729
Tools		27,707		5,773		(4,914)		(13,591)		4,815		19,790
Furniture and fixtures		41,896		10,035		(5,583)		(14,595)		6,366		38,119
Finance Lease Assets		—		11,466		—		(637)		—		10,829
Construction-in-progress		2,811,491		2,468,010		—		—		(4,037,360)		1,242,141

	~~W~~	12,466,116	~~W~~	6,458,130	~~W~~	(404,885)	~~W~~	(1,642,698)	~~W~~	(3,675,014)	~~W~~	13,201,649

(c)	The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~ 3,134,715 million and ~~W~~ 2,830,724 million as of December 31, 2008 and 2007, respectively.

(d)	Construction-in-progress includes capital investments in Gwangyang No.2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the decline in the economy in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in sales price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction of the No. 2 Minimill in April 2002. In June 2006, the Company entered into an initial contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for an estimate of US$ 96 million. Disposal of No. 2 Minimill equipment has been completed by making seventeen shipments.

(e)	In 2007, the Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. acquiring a ro-ro ship for the exclusive use of transporting plates. As of December 31, 2008, book values of the assets and minimum lease payments under such capital lease are as follows:

	Minimum
(in millions of Won)	Lease Payments
Less than 1 year	~~W~~	1,043
1~5 year		4,682
Over 5 year		7,193

		12,918

(f)	As of December 31, 2008 and 2007, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~ 9,648,958 million and ~~W~~ 6,869,572 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
9.	Intangible Assets
(a)	The changes in the carrying value of intangible assets for the years ended December 31, 2008 and 2007 are as follows:

	For the year ended December 31, 2008
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	1,514	~~W~~	1,410	~~W~~	(296)	~~W~~	(149)	~~W~~	2,479
Port facilities usage rights		130,596		7,562		(21,604)		—		116,554
Other intangible assets		79,865		41,732		(50,577)		(19,958)		51,062

	~~W~~	211,975	~~W~~	50,704	~~W~~	(72,477)	~~W~~	(20,107)	~~W~~	170,095

	For the year ended December 31, 2007
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	1,085	~~W~~	678	~~W~~	(249)	~~W~~	—	~~W~~	1,514
Port facilities usage rights		112,101		37,153		(18,658)		—		130,596
Other intangible assets		116,232		43,946		(59,386)		(20,927)		79,865

	~~W~~	229,418	~~W~~	81,777	~~W~~	(78,293)	~~W~~	(20,927)	~~W~~	211,975

(b)	Amortization of intangible assets is charged to the following accounts:

(in millions of Won)	2008		2007

Cost of goods sold	~~W~~	57,729	63,513
Selling and administrative expenses		14,748	14,780

Total	~~W~~	72,477	78,293

(c)	Detail of significant intangible assets are as follows:

						Residual
(in millions of Won)	Description	2008		2007		useful lives

Port facilities usage rights	Masan distribution base usage rights	~~W~~	22,860	~~W~~	24,742	12 years
Other intangible assets	Pohang · Gwangyang MES		—		30,719	—
(d)	Research expenses related to development of software and others recorded as other intangible assets are amounted to ~~W~~ 33,763 million and ~~W~~ 23,622 million as of and for the year ended December 31, 2008, respectively. Research and development costs incurred for the years ended December 31, 2008 and 2007 were ~~W~~ 419,105 million and ~~W~~ 308,157 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
10.	Pledged assets
(a)	As of December 31, 2008, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~ 29,693 million and ~~W~~ 1,860 million, respectively, was provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of December 31, 2008, 1,955,978 shares, equivalent to 17,603,801 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 194,025,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued. In addition, 2,341,569 shares of SK Telecom Co., Ltd. and 410,000 shares of Hyundai Heavy Industries Co., Ltd. have been pledged as collateral for the indulgence of income tax prepayment.

(c)	Guarantees provided by third parties on behalf of the Company as of December 31, 2008 and 2007 were as follows:

(in millions of Won)	2008			2007

Korea Development Bank	EUR 4,600,591	~~W~~	8,171	EUR 5,236,941	7,234

(d)	As of December 31, 2008, Seoul Guarantee Insurance Company has provided guarantees amounting to ~~W~~8,251 million for the company’s execution of contracts and others.
11.	Other Assets
Other current and non-current assets as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Other current assets
Short-term loans receivable	~~W~~	14	14
Accrued income		34,396	30,743
Prepaid expenses		8,784	248
Advance payments		3,729	5,995
Others		1,250	369

	~~W~~	48,173	37,369

Other long-term assets
Long-term loans	~~W~~	6,637	1,856
Guarantee deposits (note 29)		1,412	975
Other investment assets (note 8)		66,067	125,654

		74,116	128,485
Less: Allowance for doubtful accounts		(33)	(30)

	~~W~~	74,083	128,455

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
12.	Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate	2008				2007

Foreign currency borrowings	3.67 ~ 5.68	USD	271,035,408	~~W~~	340,827	86,647,526	81,293

(b)	Current portion of long-term debts as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate	2008				2007

Exchangeable bonds	—	JPY	—	~~W~~	—	51,622,000,000	430,182
Debentures	4.66	KRW	200,000		200,000	—	—
Foreign currency borrowings	4.60	JPY	192,000,000		2,676	192,000,000	1,600
Loans from foreign financial institutions	2.00	EUR	636,350		1,130	636,350	879

					203,806		432,661

Less: Discount on debentures issued					(165)		(527)

				~~W~~	203,641		432,134

13.	Long-Term Debts
(a)	Debentures as of December 31, 2008 and 2007 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2008				2007

Domestic debentures	Mar. 28, 2006~ Aug. 5, 2008	Sep. 29, 2009~ Aug. 5, 2013	4.66~6.52	KRW	2,000,000	~~W~~	2,000,000	1,500,000	1,500,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		696,945	50,000,000,000	416,665
1th Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		377,250	300,000,000	281,460
Exchangeable bonds	Aug. 20, 2003	Aug. 20, 2008	—	JPY	—		—	51,622,000,000	430,182
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		735,904	—	—
1th FRN	Nov. 11, 2008	Nov. 11, 2013	Six-month Tibor+2.60	JPY	20,000,000,000		278,778	—	—
1th Samurai Bonds	Dec. 29, 2008	Dec. 29, 2011	Six-month Tibor+1.60	JPY	50,000,000,000		696,945	—	—

							4,785,822		2,628,307
Add: Premium on bond redemption							11,112		—
Less: Current portion							(200,000)		(430,182)
Discount on debentures issued							(71,525)		(11,258)

						~~W~~	4,525,409		2,186,867

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(*1)	The Company issued exchangeable bonds, which is exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of exchangeable right	JPY 2,867,605,334 (note 17)
Exercise call period by bondholders:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period by bondholders:	Exactly three years following the payment date
The underlying assets of above exchangeable bonds are SK Telecom Co., Ltd. ADRs which were pledged as collateral for the exchangeable bonds previously redeemed on August 20, 2008. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.
(b)	Long-term domestic borrowing as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Korea Resources Corporation	Representitve borrowing rate (*1)-2.25	~~W~~	49,308	45,100

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.
(c)	Long-term foreign currency borrowing as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008				2007

Korea National Oil Corporation (*1)	Representive borrowing rate-2.25	USD	2,324,540	~~W~~	2,923	1,019,784	957
Development Bank of Japan	4.60	JPY	192,000,000		2,676	384,000,000	3,200

					5,599		4,157
Less: Current portion					(2,676)		(1,600)

				~~W~~	2,923		2,557

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea (note 16).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(d)	Loans from foreign financial institutions as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	Annual Interest Rate	2008				2007

Natixis	2.00	EUR	4,600,591	~~W~~	8,171	5,236,941	7,234
Less: Current portion		EUR	(636,350)		(1,130)	(636,350)	(879)

				~~W~~	7,041		6,355

(e)	Aggregate maturities of long-term debt as of December 31, 2008 are as follows:

(in millions of Won)
					Foreign Currency		Loans from foreign
Period	Debentures(*)		Borrowings		Borrowings		financial institutions		Total

2009	~~W~~	200,000	~~W~~	—	~~W~~	2,676	~~W~~	1,130	~~W~~	203,806
2010		—		—		—		1,130		1,130
2011		1,775,723		750		—		1,130		1,777,603
2012		500,000		4,931		—		1,130		506,061
Thereafter		2,321,211		43,627		2,923		3,651		2,371,412

	~~W~~	4,796,934	~~W~~	49,308	~~W~~	5,599	~~W~~	8,171	~~W~~	4,860,012

(*)	The amount includes premium on bond redemption.

14.	Severance Benefits
Changes in the retirement and severance benefits for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Estimated severance benefits at beginning of period	~~W~~	682,686	572,445
Provision for severance benefits		221,748	134,632
Payment		(53,043)	(24,391)

Estimated severance benefits at end of period	~~W~~	851,391	682,686

Transfer to National Pension Fund		(84)	(89)
Deposit for severance benefits trust		(590,939)	(457,192)

Net balance at end of period	~~W~~	260,368	225,405

As of December 31, 2008 and 2007, the Company has funded approximately 69% and 67% of the total severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
15.	Other Current Liabilities
Other liabilities as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Advances received	~~W~~	25,162	24,755
Unearned revenue		2,472	1,579
Others		9,454	5,356

	~~W~~	37,088	31,690

16.	Commitments and Contingencies
(a)	As of December 31, 2008, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2008				2007
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent

Related companies
POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubish	USD	42,000,000			42,000,000
		CNY	29,000,000	~~W~~	58,154	87,000,000	50,580
	HSBC	MYR	180,000,000			—
		USD	100,000,000		190,822	—	—

Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	USD	199,925,000		251,406	199,925,000	187,570
POSCO-Vietnam Co., Ltd.	The export-Import Bank of Korea	USD	200,000,000		251,500	—	—

					751,882		238,150

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	KRW	320		320	640	640
The Siam United Steel Co. Ltd.	Japan Bank for International Corporation	USD	—		—	5,120,535	4,804
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		735,904	51,622,000,000	430,182
BX STEEL POSCO Cold	Bank of China and others	USD	15,840,000			17,000,000
Rolled Sheet Co., Ltd.		CNY	423,440,000		97,870	145,200,000	34,600
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltdt	Industrial & Commercial Bank of China	USD	—		—	10,200,000	9,570

					834,094		479,796

				~~W~~	1,585,976		717,946

(b)	As of December 31, 2008, the Company issued three blank promissory notes to Korea Resources Corporation as collaterals for borrowings, and issued three blank promissory notes to Korea National Oil Corporation as collaterals for foreign currency borrowings.

(c)	As of December 31, 2008, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to these lease agreements, amounted to ~~W~~5,392 million for the year ended December 31, 2008. Future lease payments under these lease agreements are as follows:

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(in millions of Won)
Period	Amount

2009	~~W~~	4,178
2010		1,865
2011		459

	~~W~~	6,502

(d)	The Company is involved in nine lawsuits and claims for alleged damages aggregating to ~~W~~ 6,898 million as of December 31, 2008 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2008.

(e)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2008, 384 million tons of iron ore and 51 million tons of coal remained to be purchased under such long-term contracts.

(f)	The Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for monthly price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(g)	The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~ 310,000 million as of December 31, 2008. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~ 205,000 million and ~~W~~ 25,000 million in short-term borrowings.

(h)	As of December 31, 2008, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$ 1,520 million and US$ 320 million in foreign short-term borrowings.

(i)	The accounts receivable in foreign currency sold to financial institutions and outstanding as of December 31, 2008, amount to US$ 89 million for which the Company is contingently liable upon the issuers’ default.

(k)	The Company entered into a foreign currency borrowing agreement of up to US$ 6.86 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas field in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempted from all or portion of the repayment obligation. But if it succeeds, the portion of the project income is payable to the KNOC.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
17.	Derivatives

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract

Currency forward (Swaps)	Hedge	Woori Bank and others	Currency forward (Forward exchange)

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~ 27,184 million (JPY 2,867,605,334) at the date of issue and ~~W~~ 9,199 million (JPY 659,937,500) as of December 31, 2008. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains and losses on derivatives for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2008		2007	2008		2007

Currency forward (Swaps)	~~W~~	—	301	~~W~~	830	7,638
Embedded derivative		17,985	—		—	—

	~~W~~	17,985	301	~~W~~	830	7,638

The risk hedge accounting according to KFAS Interpretation 53-70, Accounting for Derivatives, are not applied on the derivative transactions.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
18.	Stock Appreciation Rights
(a)	The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications (*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications (*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	50,511 shares	6,931 shares	118,909 shares	79,864 shares	62,000 shares	752,382 shares
Number of shares outstanding	—	5,385 shares	13,564 shares	16,988 shares	134,544 shares	28,000 shares	198,481 shares
Exercise period	July 24, 2003 - July 23, 2008	April 28, 2004 - April 27, 2009	Sept. 19, 2004 - Sept. 18 2009	April 27, 2005 - April 26, 2010	July 24, 2006 - July 23, 2011	April 29, 2007 - April 28, 2012

(*)	The Company changed the number of shares granted and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2008 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Cumulative expense in prior periods	~~W~~	60,825	~~W~~	14,050	~~W~~	7,837	~~W~~	35,145	~~W~~	88,823	~~W~~	34,000	~~W~~	240,680
Reversal of expense recognized in current period		(880)		(3,249)		(2,994)		(5,375)		(34,143)		(8,514)		(55,155)

	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525

(c)	As of December 31, 2008 and 2007, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ~~W~~ 42,779 million and ~~W~~ 123,479 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
19.	Capital Stock
Under in Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a per value of ~~W~~ 5,000 per share. As of December 31, 2008, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2008, ending balance of capital stock is amounted to ~~W~~ 482,403 million; however, it is different from par value amounted to ~~W~~ 435,934 million due to retirement of treasury stock.

As of December 31, 2008, total shares of ADRs are 62,994,368 shares, equivalent to 15,748,592 of common shares.
20.	Capital Surplus
(a)	In accordance with the Asset Revaluation Law, the Company had revalued three times a substantial portion of its property, plant and equipment since December 31, 1989. The remaining revaluation increments amounting to ~~W~~3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity.
(b)	Other capital surplus consists of gain on sale of treasury stock and adjustment capital surplus by equity method.
21.	Capital Adjustments
(a)	Details of capital adjustments of the Company as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008			2007
	Number of shares	Book value		Book value

Treasury stock	8,255,034	~~W~~	1,760,819	2,011,601
Specified money in trust	2,361,885		741,195	704,363

	10,616,919		2,502,014	(2,715,964)

(b)	The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 402,520 shares of its treasury stock to the association of employee stock ownership on October 28, 2008, as approved by the Board of Directors on October 10, 2008. The differences between the fair values and the proceeds from the sales were recognized as other employ benefit expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
22.	Retained Earnings
Retained earnings as of December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Appropriated
Legal reserve	~~W~~	241,202	241,202
Reserve for technology and human resource development		1,071,667	1,445,000
Appropriated retained earnings for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		17,757,500	14,757,500
Appropriated retained earnings for dividends		982,395	755,568

		20,971,064	18,117,570
Unappropriated		4,489,059	3,650,657

	~~W~~	25,460,123	21,768,227

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
Appropriated retained earnings for business rationalization
Until December 10, 2002, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a appropriated retained earnings for business rationalization
Effective December 11, 2002, the Company was no longer required to establish a appropriated retained earnings for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
23.	Dividend
(a)	Details of interim and year-end dividends in 2008 and 2007 are as follows:
Interim Cash Dividends

(in millions of Won)	2008			2007
	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	50	~~W~~	188,485	50	189,541

Year-end Cash Dividends

(in millions of Won)	2008			2007
	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	150	~~W~~	574,274	150	566,552

(b)	Details of the dividend payout ratio and dividend yield ratio are as follows:

(in millions of Won)	2008		2007
	Dividend payout	Dividend yield Ratio	Dividend payout	Dividend yield Ratio

Common shares	17.15	2.63	20.55	1.74
24.	Cost of Goods Sold
Cost of goods sold for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods, semi-finished goods and by-products, beginning of the period	~~W~~	1,359,025	1,184,913
Total manufacturing costs		24,045,506	16,582,565
Transfer from other accounts		30,135	188,594
Finished goods, semi-finished goods and by-products, end of the period		(2,749,541)	(1,359,025)
Refunded customs duties		(10,424)	(22,551)

Cost of goods sold for finished goods, semi-finished goods and by-products		22,674,701	16,574,496
Others		32,283	31,591

	~~W~~	22,706,984	16,606,087

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

25.	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007
Selling expenses	~~W~~	741,683	604,223
Fees and charges		139,095	128,965
Salaries and wages		89,605	83,712
Advertising		80,605	83,888
Research and development (note 9)		60,015	28,420
Depreciation		15,629	16,423
Amortization (note 9)		14,748	14,779
Rent		22,396	23,073
Other employ benefit		100,589	71,547
Provision for severance benefits		32,086	23,170
Supplies		4,490	4,326
Travel		14,674	13,568
Training		17,206	15,262
Repairs		10,346	9,213
Communications		7,937	7,122
Vehicle expenses		5,448	5,218
Taxes and dues		5,283	4,531
Entertainment		4,578	3,857
Subscriptions and printing		2,345	2,889
Utilities		991	927
Insurance		8,744	5,414
Stock compensation expense		—	123,881
Others		16,873	17,915

	~~W~~	1,395,366	1,292,323

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

26.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies, and gain and loss on foreign currency translation as of December 31, 2008 and 2007 are as follows:

	2008				2007
			Won				Won
(in millions of Won)	Foreign currency		Equivalent		Foreign currency		Equivalent

Assets
Cash and cash equivalent	USD	110,800	~~W~~	139,331	USD	229,900	215,692
Trade accounts receivable	USD	233,283		293,353	USD	196,407	184,269
	JPY	3,610,125		50,321	JPY	5,221,260	43,510
	EUR	6,437		11,433	EUR	2,825	3,902
Other accounts receivable	USD	4,564		5,740	USD	3,184	2,988
	JPY	8,879		124	JPY	16,960	141
	others	—		38	others		46
Guarantee deposits	USD	106		134	USD	48	45
	EUR	129		229	EUR	41	57
	others	—		36	others		117

			~~W~~	500,739			450,767

Liabilities
Trade accounts payable	USD	386,859	~~W~~	486,475	USD	328,498	308,197
	JPY	1,401,536		19,536	JPY	359,102	2,993
	EUR	18		32	EUR	563	778
Other accounts payable	USD	10,265		12,908	USD	37,476	35,160
	JPY	2,424,724		33,798	JPY	621,294	5,177
	EUR	6,965		12,372	EUR	20	29
Debentures	USD	300,000		377,250	USD	300,000	281,460
	JPY	173,592,205		2,419,684	JPY	101,622,000	846,847
Foreign currency short-term borrowings	USD	271,035		340,827	USD	86,648	81,293
Foreign currency	JPY	192,000		2,676	JPY	384,000	3,200
long-term borrowings	USD	2,325		2,923	USD	1,020	957
Loans from foreign financial institutions	EUR	4,601		8,172	EUR	5,237	7,234

			~~W~~	3,716,653			1,573,325

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

27.	Income Taxes
(a)	Income tax expense for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Current income taxes (*1)	~~W~~	1,638,902	1,163,009
Deferred income taxes		(527,582)	194,531
Items charged directly to shareholders’ equity		271,277	(244,962)

	~~W~~	1,382,597	1,112,578

(*1)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2008 and 2007:

(in millions of Won)	2008		2007

Net income before income tax expense	~~W~~	5,829,530	4,792,009
Income tax expense computed at statutory rate		1,603,090	1,317,791
Adjustments
Tax credit		(182,374)	(145,887)
Others, net		(38,119)	(59,327)

Income tax expense	~~W~~	1,382,597	1,112,578

Effective rate (%)		23.7	23.2

(c)	The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. The effect of tax amendment amounting to ~~W~~ 19,419 million were recorded in income tax expenses.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(d)	Changes in temporary differences and deferred income taxes for the year ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	Accumulated temporary differences						Deferred income tax
	Dec. 31, 2007		Inc. (dec.) (*1)		Dec. 31, 2008		Dec. 31,		Inc. (dec.)		Dec. 31, 2008
Reserve for special repairs	~~W~~	(301,751)	~~W~~	19,927	~~W~~	(281,824)	~~W~~	(82,982)	~~W~~	20,559	~~W~~	(62,423)
Allowance for doubtful accounts		19,484		(19,484)		—		5,358		(5,358)		—
Reserve for technology developments		(1,071,667)		351,667		(720,000)		(294,708)		127,692		(167,016)
Dividend income from related companies		366,233		64,455		430,688		100,714		(5,963)		94,751
Depreciation expense		(151,035)		(116,701)		(267,736)		(41,534)		(17,035)		(58,569)
Valuation of equity method accounted investments(*2)		(1,423,440)		(354,757)		(1,778,197)		(309,186)		10,065		(299,121)
Prepaid expenses		34,422		34,329		68,751		9,465		6,717		16,182
Impairment loss on property, plant and equipment		374,053		(331,592)		42,461		102,864		(93,490)		9,374
Gain on foreign currency translation		—		622,855		622,855		—		137,581		137,581
Gain on valuation of available-for-sale securities		(1,228,045)		834,465		(393,580)		(337,712)		251,125		(86,587)
Loss on valuation of available-for-sale securities		278,548		694,800		973,348		76,601		137,536		214,137
Others		443,132		(80,565)		362,567		116,698		(41,847)		74,851

	~~W~~	(2,660,066)	~~W~~	1,719,399	~~W~~	(940,667)	~~W~~	(654,422)	~~W~~	527,582	~~W~~	(126,840)

(in millions of Won)	Accumulated temporary differences						Deferred income tax
	Dec. 31, 2006		Inc. (dec.)		Dec. 31, 2007		Dec. 31,		Inc. (dec.)		Dec. 31, 2007
Reserve for special repairs	~~W~~	(403,384)	~~W~~	101,633	~~W~~	(301,751)	~~W~~	(110,931)	~~W~~	27,949	~~W~~	(82,982)
Allowance for doubtful accounts		5,861		13,623		19,484		1,472		3,886		5,358
Reserve for technology developments		(1,445,000)		373,333		(1,071,667)		(397,375)		102,667		(294,708)
Dividend income from related companies		304,162		62,071		366,233		83,644		17,070		100,714
Depreciation expense		(2,456)		(148,579)		(151,035)		(637)		(40,897)		(41,534)
Valuation of equity method accounted investments		(718,942)		(704,498)		(1,423,440)		(166,925)		(142,261)		(309,186)
Prepaid expenses		42,076		(7,654)		34,422		11,554		(2,088)		9,466
Impairment loss on property, plant and equipment		470,052		(95,999)		374,053		129,264		(26,399)		102,865
Gain on valuation of available-for-sale securities		(774,923)		(453,122)		(1,228,045)		(213,104)		(124,608)		(337,712)
Loss on valuation of available-for-sale securities		351,939		(73,391)		278,548		96,783		(20,182)		76,601
Others		404,249		38,883		443,132		106,362		10,335		116,697

	~~W~~	(1,766,366)	~~W~~	(893,700)	~~W~~	(2,660,066)	~~W~~	(459,893)	~~W~~	(194,528)	~~W~~	(654,421)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2007 and as a result, the deferred income tax balances as of December 31, 2007 have been adjusted.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~ 238,324 million in 2008 is not recognized as it is more likely than not that the deferred tax asset will not be realized.
(e)	Income tax expenses (benefits) which are directly recognized in equity due to changes in valuation of available-for-sale securities for the years ended December 31, 2008 and 2007 amounted to ~~W~~ 271,277 million and ~~W~~ (244,962) million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(f)	A summary of deferred tax assets and liabilities as of December 31, 2008 and 2007 are as follows:

	2008				2007
(in millions of Won)	Current		Non-current		Current		Non-current

Deferred tax assets	~~W~~	35,138	~~W~~	770,457	~~W~~	16,745	~~W~~	575,339
Deferred tax liabilities		(125,445)		(806,990)		(113,418)		(1,133,088)

Net deferred tax liabilities	~~W~~	(90,307)	~~W~~	(36,533)	~~W~~	(96,673)	~~W~~	(557,749)

28.	Comprehensive Income

For the years ended December 31, 2008 and 2007, comprehensive incomes are as follows:

(in millions of Won)	2008		2007

Net income	~~W~~	4,446,933	3,679,431

Change of accounting policies		—	(2,468)
Gain (loss) on valuation of available-for sale securities		(1,529,608)	526,513
Less: tax effect		388,661	(144,791)
Changes in capital adjustments arising from equity method accounted investments		419,394	191,345
Less: tax effect		(66,384)	(32,335)

Other Comprehensive Income		(787,937)	538,264

Comprehensive income	~~W~~	3,658,996	4,217,695

29.	Earnings Per Share
(a)	Basic earnings per share per share for the year ended December 31, 2008 and 2007 were as follows:

(in millions of Won except per share information)	2008		2007

Net income	~~W~~	4,446,933	3,679,431
Weighted-average number of common shares outstanding(*)		75,493,523	75,952,869

Basic ordinary income and earnings per share	~~W~~	58,905	48,444

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2008 and 2007:

	2008	2007

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	11,693,312	11,233,966

Weighted-average number of common shares outstanding	75,493,523	75,952,869

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

30.	Related Party Transactions
(a)	As of December 31, 2008, the subsidiaries of the Company are as follows:

Domestic (25)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.), POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd., POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd. Universal Studio Resort Development Co., Ltd.

Foreign (48)	POSCO America Corporation(POSAM), POSCO Australia Pty. Ltd.(POSA), POSCO Canada Ltd.(POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd.(POA), VSC POSCO Steel Corporation(VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd.(POSCO-JKPC), Shanghai POSCO E&C Real Estate Development Co., Ltd., International Business Center Corporation(IBC), POSLILAMA E&C Co. ,Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guandong Pohang Coated Steel Co., Ltd., POSCO Thailand Bangkok Processing Center Co., Ltd.(formerly, POSCO Thailand Co., Ltd.), Myanmar-POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO Osaka Processing Center Co., Ltd.(POSCO-JOPC), POSCO INVESTMENT Co., Ltd.(POSINVEST), POSCO-MKPC SDN BHD(formerly, POSMMIT Steel Center Co., Ltd.),
Qingdao Pohang Stainless Steel Co., Ltd., POSCO(Suzhou) Automotive Processing Center Co., Ltd.(POSCO-CSPC), POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd.(POSCO-CQPC), POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C(Zhangjiagang) E&C Co., Ltd, POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Pvt. Ltd., POS-India Pune Processing Centre Pvt. Ltd.(POSCO-IPPC), POS-NPC Corporation(POSCO-JNPC), POSCO-Foshan Steel Processing Center Co., Ltd.(POSCO-CFPC), POSCO E&C(Beijing) Co., Ltd., POSCO MPC S.A. de C.V.(POSCO-MPPC),
Zhanjiagang Pohang Port Co., Ltd., POSCO Vietnam Co., Ltd., POSCO Mexico S.A. de C.V., POSCO INDIA DELHI STEEL PROCESSING CENTRE PRIVATE LIMITED(POSCO-IDPC), POSCO(Chongqing) Automotive Processing Center Co., Ltd.(POSCO-CCPC), POS-NP Pty. Ltd., POSCO-Vietnam Processing Center Co., Ltd.(POSCO-VHPC), Suzhou Poscore Technology Co., Ltd.(POSCO-CORE(SZ)), POSCO Yokohama Automotive Processing Center Co., Ltd.(POSCO-JYPC), POSCO Malaysia SDN BHD, POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd.(POSCO-CWPC)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2008 and 2007, and the related account balances as of December 31, 2008 and 2007 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2008		2007		2008		2007		2008		2007		2008		2007

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	13,626	~~W~~	20,000	~~W~~	1,121,335	~~W~~	984,030	~~W~~	814	~~W~~	186	~~W~~	249,792	~~W~~	105,178
Posteel Co., Ltd.		1,455,354		1,072,032		244,908		220,459		220,713		104,624		21,651		12,386
POSCON Co., Ltd.		105		120		226,827		244,365		5		7		62,957		24,842
POSCO Coated & Color Steel Co., Ltd.(formerly, Pohang Steel Co., Ltd.)		609,377		436,206		1,916		1,327		48,785		40,431		71		119
POSCO Machinery & Engineering Co., Ltd.		4,309		157		158,275		152,844		2,665		6		25,387		20,431
POSDATA Co., Ltd.		1,685		4,516		187,186		173,660		1		10		20,311		31,614
POSCO Research Institute		3		3		19,951		17,280		54		1		3,780		6,394
Seung Kwang Co., Ltd.		3		—		89		69		1,631		—		—		—
POSCO Architect & Consultants Co., Ltd.		936		862		29,455		24,298		—		1		5,470		2,001
POSCO Specialty Steel Co., Ltd.		3,697		5,175		27,122		88,258		1,843		40		4,463		8,067
POSCO Machinery Co., Ltd.		15,302		3,480		89,248		114,378		2,188		50		28,517		10,445
POSTECH Venture Capital Corp.		83		94		—		—		—		—		68		66
POSCO Refractories & Environment Co., Ltd.		57,189		250		350,153		213,753		19,137		9		57,791		24,265
POSCO Terminal Co., Ltd.		11,716		9,841		801		476		1,394		1,001		263		61
POSMATE Co., Ltd.		1,484		2,433		38,626		36,666		246		63		4,763		5,038
Samjung Packing & Aluminum Co., Ltd.		25,115		16,985		268,044		233,125		2,578		1,355		17,422		20,612
POSCO Power Corp.		7		9,105		—		—		—		—		—		—
POSCORE Co., Ltd.		131,497		39,002		176		—		20,330		9,500		—		—
PNR Co., Ltd.		2		—		—		—		—		—		—		—
Daewoo Engineering Company		—		—		8,535		—		—		—		761		—
POSCO America Cororation		168,553		130,150		93		686		25		4,447		405		—
POSCO Australia Pty. Ltd.		27,695		18,206		71		231		18		40		—		—
POSCO Canada Ltd.		40		40		289,015		71,120		21		21		—		9,635
POSCO Asia Co., Ltd.		951,867		600,059		203,923		121,098		28,301		24,323		2,978		1,922
VSC POSCO Steel Corporation		3		2		—		—		—		—		—		—
POS-Tianjin Coil Center Co.,Ltd.		13,139		—		—		—		—		—		—		—
POSMETAL Co., Ltd.		39,524		—		—		—		2,560		—		—		—
International Business Center Corporation		—		—		—		49		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		3,145		22,474		—		—		—		—		—		—
Guangdong Pohang Coated Steel Co., Ltd.		—		2		—		—		—		—		—		—
POSCO Thailand Bangkok Processing Center Co., Ltd. (formerly, POSCO Thailand Co., Ltd.)		91,077		47,248		—		—		—		—		—		—
POSCO-MKPC SDN BHD (formerly, POSMMIT Steel Center Co., Ltd.)		27,170		3,923		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		93,232		82,581		—		—		4,804		5,153		—		—

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

	Sales and others(*1)				Purchase and others(*1)				Receivables(*2)				Payables(*2)
(in millions of Won)	2008		2007		2008		2007		2008		2007		2008		2007

POSCO(Suzhou) Automotive Processing Center Co., Ltd.		24,930		—		—		—		—		—		—		—
POS-Qingdao Coil Center Co., Ltd.		1,748		8,111		—		—		—		1,862		—		—
POSCO-China Holding Corp.		2		—		1,699		923		—		—		—		—
POSCO-Japan Co., Ltd.		1,191,222		831,711		23,233		50,939		21,700		30,952		1,104		6
POS-India Pune Processing Centre Pvt. Ltd.		66,931		53,981		—		9		4,019		—		—		—
POSCO-Foshan Steel Processing Center Co.,Ltd.		23,940		—		—		—		54		—		—		—
POSCO-MPC S.A. de C.V.		61,279		—		—		—		—		—		—		—
POSCO Vietnam Co.,Ltd.		1,026		—		—		—		1,024		—		—		—
POSCO INDIA DELHI PROCESSING CENTRE PRIVATE LIMITED		20,844		—		318		346		605		—		—		—
POSCO Vietnam Processing Center Co., Ltd.		36,026		—		—		—		—		—		—		—
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		4,686		—		—		—		—		—		—		—
POSCO-Malaysia SDN BHD		43,072		—		—		—		—		—		—		—
Equity method investees
eNtoB Corporation		—		—		288,604		216,920		—		—		6,016		2,999
SNNC Co., Ltd.		2,245		343		33,867		—		19		1		1,926		—
KOBRASCO		4,115		—		63,968		72,514		4,115		—		—		4,048
Poschrome (Proprietary)Limited		98		35		91,467		41,735		—		—		—		—
POSVINA Co., Ltd.		12,550		5,056		—		—		—		—		—		—
USS-POSCO Industries		428,092		245,814		—		—		—		8		—		—
Guangdong Xingpu Steel Center Co., Ltd.		10,011		3,094		—		—		1,825		4,276		—		—

	~~W~~	5,679,752	~~W~~	3,673,091	~~W~~	3,768,905	~~W~~	3,081,558	~~W~~	391,474	~~W~~	228,367	~~W~~	515,896	~~W~~	290,129

(*1)	Sales and others include sales and non-operating income; purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

(*2)	Receivables include trade accounts and notes receivable and other accounts and notes receivable; payables include trade accounts and notes payable and other accounts payable.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008
(c)	For the years ended December 31, 2008 and 2007, details of compensation to key management officers are as follows:

(in millions of Won)	2008		2007
Salaries	~~W~~	11,900	10,466
Severance benefits		4,093	6,430
Management achievement awards		17,525	13,077
Stock compensation expense		(55,155)	123,881

Total	~~W~~	(21,637)	153,854

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.

31.	Segment Information
(a)	The Company has plants in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of December 31, 2008 is as follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1~4 furnaces, F furnace, 1~2 Finex	1~5 furnaces
Others	Steel manufacturing continuous, HR, CR and others	Steel manufacturing continuous, HR, CR and others
(b)	Operating results and long-lived assets as of and for the year ended December 31, 2008 and 2007 are as follows:

	2008
(in millions of Won)	Pohang		Gwangyang		Others		Total

Sales (*1)
Domestic	~~W~~	12,494,168	~~W~~	8,216,535	~~W~~	72,749	~~W~~	20,783,452
Export		4,043,562		5,815,395		—		9,858,957

Total	~~W~~	16,537,730	~~W~~	14,031,930	~~W~~	72,749	~~W~~	30,642,409

Property, plant and equipment (*2)	~~W~~	8,338,775	~~W~~	6,127,143	~~W~~	—	~~W~~	14,465,918
Intangible assets (*2)		126,018		44,077		—		170,095

	~~W~~	8,464,793	~~W~~	6,171,220	~~W~~	—	~~W~~	14,636,013

Depreciation and amortization (*3)	~~W~~	1,138,197	~~W~~	770,608	~~W~~	—	~~W~~	1,908,805

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

(*1)	No inter-plant sales transactions between the two plants.

(*2)	Presented at net book value.

(*3)	Includes depreciation expense for assets not in use.

	2007
(in millions of Won)	Pohang		Gwangyang		Others		Total
Sales
Domestic	~~W~~	9,557,209	~~W~~	5,848,286	~~W~~	78,418	~~W~~	15,483,913
Export		3,201,201		3,521,571		—		6,722,772

Total	~~W~~	12,758,410	~~W~~	9,369,857	~~W~~	78,418	~~W~~	22,206,685

Property, plant and equipment	~~W~~	7,787,735	~~W~~	5,413,914	~~W~~	—	~~W~~	13,201,649
Intangible assets		146,269		65,706		—		211,975

	~~W~~	7,934,004	~~W~~	5,479,620	~~W~~	—	~~W~~	13,413,624

Depreciation and amortization	~~W~~	1,001,222	~~W~~	719,769	~~W~~	—	~~W~~	1,720,991

32.	Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007
Salaries and wages	~~W~~	848,239	823,649
Provision for severance benefits		244,132	142,038
Other employ benefit		684,026	481,713
Rent		44,483	42,257
Depreciation and amortization (*)		1,908,805	1,720,991
Taxes and dues		66,570	59,923

	~~W~~	3,796,255	3,270,571

(*)	Includes amortization and depreciation expense both for assets in use and assets not in use.

33.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarships, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~ 684,026 million and ~~W~~ 481,713 million for the years ended December 31, 2008 and 2007, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2008

34.	Change to Adopt Requirements of New Statements of KASB

In March 28, 2008, the Company changed its method of accounting for investment to conform with the new requirements of SKAS No. 15, Investment in Associates. The financial statements as of and for the years ended December 31, 2007, 2006 and 2005 have been retroactively restated to reflect the change.

Details of changes for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2005				2006				2007
(in millions of Won)	Unadjusted		Adjusted		Unadjusted		Adjusted		Unadjusted		Adjusted

Capital Surplus-other	~~W~~	242,700	~~W~~	262,949	~~W~~	297,986	~~W~~	300,454	~~W~~	473,217	~~W~~	492,238
Accumlated other comprehensive income-changes in capital adjustment arising from equity mehtod accounted investments		42,400		22,151		(5,200)		(7,668)		170,363		151,342

35.	Operating Results for the Final Interim Period

Significant operating results of the Company for the three-month periods ended December 31, 2008 and 2007 are as follows:

(in millions of Won except per share information)	Q4 2008		Q4 2007

Sales	~~W~~	8,305,291	5,434,034
Operating income		1,397,605	875,305
Net income		721,437	712,991
Basic earnings per share (in Won)		9,522	9,434

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
POSCO:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2008. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2008 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2008. We did not review the Company’s IACS subsequent to December 31, 2008. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
Seoul, Korea
February 9, 2009
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of December 31, 2008 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.